Mail Stop 3561

      	March 17, 2006


Via U.S. Mail

Kevin Cloyd
New Century Mortgage Securities LLC
18400 Von Karman
Irvine, CA  92612

Re: 	New Century Mortgage Securities LLC
	Amendment no. 1 to Registration Statement on Form S-3
	Filed March 7, 2006
	File No. 333-131231

Dear Mr. Cloyd:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that all page references below correspond to the marked copies you provided to us.

Prospectus Supplement Offering Certificates
General
1. We reissue prior comment 4 of our letter dated February 15, 2006.
We note that your prospectus supplement includes a more detailed description of the flow of funds on pages S-105 through S-108. Please revise to summarize here.
2. Furthermore, we note that you do not believe that a graphical illustration would aid an investor`s understanding because of the detailed description you provide. We continue to believe, however, that providing a graphical illustration identifying the parties to the transaction and illustrating the relationships among the parties, the transfer of assets and the flow of funds would summarize and clarify the transaction for investors. Please consider adding such a diagram.
Please refer to Item 1103(a) of Regulation AB.

Cover page
3. We note your response and reissue prior comment 7. Please revise the cover page of the prospectus to include the statement contained in
Item 1102(d), if applicable.

The Mortgage Pool, page S-39
[Conveyance of Subsequent Mortgage Loans and the Pre-Funding
Accounts], page S-43
4. We note your response to prior comment 22. Please revise your bracketed disclosure to indicate that you will insert the disclosure pursuant to Item 1111(g) as applicable. Please note that disclosure pursuant Item 1103(a)(5) should be presented in the summary of the prospectus. Additionally, please expand the bracketed language in the summary section of your prospectus supplement to provide text illustrating the type of disclosure you would provide, if applicable.

Historical Delinquency of the Mortgage Loans, page S-52
5. We note your response to prior comment 12. Please revise your table to clarify the "delinquency period" that you present. For instance, please revise "1 x 30" and "2 x 30" to indicate the corresponding number of days the loans are delinquent. We note you intend to disclose the percentage of delinquent loans that are "30-59 days delinquent" on page S-14. Furthermore, we note in the third paragraph on page 19 that the trust will not include loans more than
90 days delinquent. Please present your delinquency table in 30/31 day increments through 90 days delinquency. Please revise the delinquency tables on pages S-62 and S-74 accordingly.

Base Prospectus

Distributions on the Securities, page 37
Distributions of Interest on the Securities, page 38
6. We reissue prior comment 24. Please revise to clarify that the interest rate indicies you have disclosed are the only ones you will use, or revise to include all possible indices. Alternatively, confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.


Derivatives, page 64
7. We note your response to prior comment 25. Your disclosure regarding market value swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.
8. Please delete your reference to credit default swaps throughout the filing. Alternatively, you may provide a detailed discussion of how the credit default swaps will operate. For instance, you should explain whether the issuing entity will pay premiums to the counterparty, what the defined credit events are and what happens when a credit event occurs.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,


      	Sara D. Kalin
      	Branch Chief-Legal

cc:	Richard M. Horowitz, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
??

??

??

??

Mr. Kevin Cloyd
New Century Mortgage Securities LLC
March 17, 2006
Page 1